UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GULFSLOPE ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 par value (the “Common Stock”)
(Title of Class of Securities)

40273W105
(CUSIP Number)

Leora Pratt Levin Delek Group Ltd. 19 Abba Eban Blvd. P.O.B. 2054 Herzliya 4612001, Israel Tel: (+972 9) 8638492
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SHARON ITSHAK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
Consists of 238,095,238 shares of common stock, $0.001 par value (the “Common Stock”), of GulfSlope Energy, Inc. (the “Issuer”) held of record by Delek GOM Investments, LLC (“Delek GOM Investments”). See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 (as defined below) by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 (as defined below) by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DELEK GROUP LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of 238,095,238 shares of Common Stock held of record by Delek GOM Investments. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DKL INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of 238,095,238 shares of Common Stock held of record by Delek GOM Investments. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DELEK GOM HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Consists of 238,095,238 shares of Common Stock held of record by Delek GOM Investments. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DELEK GOM INVESTMENTS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Consists of 238,095,238 shares of Common Stock held of record by the reporting person. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by the reporting person on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by the reporting person on March 6, 2019.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1331 Lamar St., Suite 1665, Houston, Texas 77010.

Item 2.  Identity and Background.

(a) This statement is being filed jointly by (i) Itshak Sharon Tshuva; (ii) Delek Group Ltd., a company limited by shares organized under the laws of Israel (“Delek Group”); (iii) DKL Investments Limited, a company organized under the laws of Jersey, Channel Islands (“DKL Investments”); (iv) Delek GOM Holdings, LLC, a Delaware limited liability company (“Delek GOM Holdings”); and (v) Delek GOM Investments, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 7, 2019, a copy of which is attached hereto as Exhibit 99.1.

The sole member of Delek GOM Investments is Delek GOM Holdings.  The sole member of Delek GOM Holdings is DKL Investments.  The sole stockholder of DKL Investments is Delek Group.  The majority of Delek Group’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon Tshuva through private companies wholly-owned by him, and the remainder is held by the public.  Information regarding the directors and executive officers (the “Covered Persons”) of Delek Group is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.

(b) The address of the principal office of Itshak Sharon Tshuva and Delek Group is 19 Abba Eban Blvd. P.O.B. 2054, Herzliya 4612001, Israel.

The address of the principal office of DKL Investments is Crestbridge Limited, 47 Esplanade, St Helier, Jersey JE1 0BD, Channel Islands.

The address of the principal office of Delek GOM Holdings and Delek GOM Investments is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

The address of each of the Covered Persons is set forth on Schedule I hereto.

(c) The Reporting Persons are engaged in oil and gas exploration and production in Israel and abroad through investee companies.  Delek Group also markets fuel products in Israel, and maintains holdings in several additional operations. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth on Schedule I hereto.

(d) During the last five years, none of the Reporting Persons have been convicted, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please refer to Item 6 on each cover sheet for each Reporting Person. The citizenship of each of the Covered Persons is set forth on Schedule I hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 1, 2019, the Issuer entered into that certain Term Loan Agreement (“Term Loan Agreement”) with Delek GOM Investments pursuant to which the Issuer may borrow up to $11.0 million to fund its operations.  On March 4, 2019, the Issuer borrowed $5.8 million under the Term Loan Agreement, and as a condition precedent to the funding, the Issuer issued a warrant to purchase 138,095,238 shares of Common Stock at an exercise price of $0.042 per share (“Warrant No. 1”) to Delek GOM Investments.  On March 6, 2019, the Issuer borrowed an additional $4.2 million under the Term Loan Agreement, and as a condition precedent to the funding, the Issuer issued a warrant to purchase 100,000,000 shares of Common Stock at an exercise price of $0.042 per share (“Warrant No. 2” and, together with Warrant No. 1, the “Warrants” and each, a “Warrant”).

The term of each Warrant is twelve months from its respective issuance, with an expiration date of March 4, 2020 with respect to Warrant No. 1 and an expiration date of March 6, 2020 with respect to Warrant No. 2.  If the holder of the Warrants wishes to exercise either Warrant, it is required do so in whole and is permitted to exercise either Warrant by either paying the aggregate exercise price in cash or through the full extinguishment of obligations of the Issuer under the Term Loan Agreement as of the date of the exercise notice.

On March 5, 2019, Delek GOM Investments exercised Warrant No. 1 in full. In lieu of a cash payment of the aggregate exercise price for the shares issuable upon the full exercise of Warrant No. 1, Delek GOM Investments extinguished the outstanding obligations of the Issuer under the Term Loan Agreement as of March 5, 2019. The 138,095,238 shares underlying Warrant No. 1 are subject to customary restrictions on transfer set forth in Warrant No. 1.

On March 6, 2019, Delek GOM Investments exercised Warrant No. 2 in full. In lieu of a cash payment of the aggregate exercise price for the shares issuable upon the full exercise of Warrant No. 2, Delek GOM Investments extinguished the outstanding obligations of the Issuer under the Term Loan Agreement as of March 6, 2019. The 100,000,000 shares underlying Warrant No. 2 are subject to customary restrictions on transfer set forth in Warrant No. 2.

Item 4.  Purpose of Transaction.

The information in Item 3 and Item 6 is incorporated by reference herein to the extent applicable.

The Issuer entered into a strategic partnership with Delek Group pursuant to which they are pursuing oil and natural gas opportunities in the Gulf of Mexico. Delek GOM Investments acquired the shares of Common Stock, and currently holds the shares, for investment purposes.  The Reporting Persons review on a continuing basis their investment in the Issuer, and based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities of the Issuer, dispose of, or cause to be disposed, securities of the Issuer, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general business objectives of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Additionally, pursuant to their strategic partnership described above, the Issuer or its subsidiaries and Delek Group are party to several commercial agreements.  Delek Group is examining whether to exercise its right under the Participation Agreement (as defined below) to enter into a stock purchase agreement with the Issuer to purchase up to 5% of the Issuer’s Common Stock upon fulfilling certain obligations pursuant to the Participation Agreement.  Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans in respect of these commercial agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D, and such agreements do not otherwise relate to securities of the Issuer within the meaning of Item 6 of Schedule 13D. The Reporting Persons may from time to time, however, be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D in connection with these commercial arrangements. Other than as required by Items 4 or 6 of Schedule 13D, the Reporting Persons do not anticipate making any public disclosures in connection with their participation in routine transactions and activities of the Issuer, including under these commercial arrangements.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

a.	Aggregate number and percentage of securities.

Delek GOM Investments is the owner of record of 238,095,238 shares of Common Stock beneficially owned pursuant to its exercise of the Warrants. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by Delek GOM Investments.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on (i) an aggregate of 851,338,272 shares of Common Stock outstanding as of February 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019 and (ii) 238,095,238 shares of Common Stock directly owned by Delek GOM Investments pursuant to the exercise of the Warrants.

b.
Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

c.
Transactions within the past 60 days. Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

d.	Certain rights of other persons. Not applicable.

e.	Date ceased to be a 5% owner. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 regarding the terms of the Term Loan Agreement and the Warrants is incorporated by reference herein to the extent applicable.

Participation Agreement

On January 8, 2018, the Issuer entered into a participation agreement (the “Participation Agreement”) with Delek GOM Investments, a subsidiary of Delek Group, and Texas South Energy, Inc. (“Texas South”) governing the parties’ participation in the drilling of a multi-phase exploration program targeting the Issuer’s prospects located on the Issuer’s existing leases. Pursuant to the Participation Agreement, Delek Group will have the option to purchase up to 5% of the Issuer’s Common Stock upon fulfilling its obligation for each phase (capped at 20% in the aggregate) at a price per share equal to a 10% discount to the 30-day weighted average closing price for the Common Stock preceding the purchase.  This option will expire on January 8, 2020.

Term Loan Agreement

On March 1, 2019, the Issuer entered into the Term Loan Agreement by and between the Issuer, as borrower, and Delek GOM Investments, as lender.  In the Term Loan Agreement, Delek GOM Investments agreed to provide the Issuer with multiple draw term loans in an aggregate stated principal amount of up to $11.0 million (the “Term Loan Facility” and the loans thereunder, the “Loans”).  As of March 7, 2019, the Issuer had borrowed a total of $10.0 million under the Term Loan Facility. The maturity date of the Term Loan Facility is six months following the closing date of the Term Loan Agreement.  Until such maturity date, the Loans under the Term Loan Agreement shall bear interest at a rate per annum equal to 5.0%, payable in arrears on the maturity date.  If an event of default occurs, all Loans under the Term Loan Agreement shall bear interest at a rate equal to 7.0%, payable on demand.  The Term Loan Agreement contains certain customary representations and warranties, certain affirmative and negative covenants and certain events of default.  Amounts outstanding under the Term Loan Agreement are secured by a security interest in substantially all of the properties and assets of the Issuer.

In connection with the exercise of the Warrants, Delek GOM Investments extinguished the Issuer’s outstanding obligations under the Term Loan Agreement as of March 6, 2019.  If the Issuer requests additional Loans up to $1.0 million under the Term Loan Agreement, the Issuer will be obligated to issue a new warrant to purchase the number of shares of Common Stock equal to the quotient of the total Loans divided by $0.042, with an exercise price of $0.042 per share.

Pursuant to the Term Loan Agreement, the Issuer and Delek GOM Investments have agreed that they will enter into a registration rights agreement with customary registration rights covering the resale from time to time of the shares of Common Stock beneficially owned by GOM Investments.

The foregoing descriptions of the Participation Agreement, Term Loan Agreement and the Warrants are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 7.1, 7.2 and 7.3 hereto, respectively, and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 7.1
Participation Agreement, dated January 8, 2018 by and among the Issuer, Texas South Energy, Inc. and Delek GOM Investments, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on January 12, 2018).

Exhibit 7.2
Term Loan Agreement by and between the Issuer and Delek GOM Investments, LLC, dated as of March 1, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.3	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 99.1	Joint Filing Agreement, dated as of March 7, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2019

DELEK GROUP LTD.

/s/ Leora Pratt Levin
By:	Leora Pratt Levin
Its:	Authorized Person

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF DELEK GROUP LTD.

The directors and executive officers of Delek Group Ltd. are set forth below.

Each of the individuals listed below is a citizen of Israel. The principal business address of each of the executive officers, and, unless otherwise noted, directors listed below is 19 Abba Eban Blvd. P.O.B. 2054, Herzliya 4612001, Israel. The present principal occupation or employment of each of the executive officers is his or her position at the Company. For each of the directors, the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted is below.

Name	Title
Asaf Bartfeld	President and Chief Executive Officer
Idan Wallace	Deputy CEO
Barak Mashraki	Executive VP and CFO
Leora Pratt Levin	Executive VP and Chief Legal Counsel
Yossi Barnea	Chief Investment Officer
Ido Adar	Treasurer
Niv Sarne	Head of Energy, Business Development & M&A
Adv. Boaz M. Schnitzer	Head of Global Taxation & Structuring
Itzhak Sharon Tshuva	Director
Gabriel Last	Director
Roni Ron Milo	Director
Abraham Harel	Director
Carmit Elroy	Director
Yehudit Teitelman Zeidenberg	Director

EXHIBIT INDEX

Exhibit 7.1
Participation Agreement, dated January 8, 2018 by and among the Issuer, Texas South Energy, Inc. and Delek GOM Investments, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on January 12, 2018).

Exhibit 7.2
Term Loan Agreement by and between the Issuer and Delek GOM Investments, LLC, dated as of March 1, 2019 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.3	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 99.1	Joint Filing Agreement, dated as of March 7, 2019, by and among the Reporting Persons.